UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 5 – Final Amendment)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

DaVita Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

23918K108

(CUSIP Number of Common Stock)

Kathleen A. Waters

Chief Legal Officer

DaVita Inc.

2000 16th Street

Denver, CO 80202

(720) 631-2100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Sharon Flanagan, Esq.

Eric Haueter, Esq.

Sidley Austin LLP

555 California Street

Suite 2000

San Francisco, CA 94104

(415) 772-1200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$1,231,811,588	$149,296

(1)

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for cash up to $1,200,000,000 of shares of DaVita Inc. (the “Company”) common stock, $0.001 par value (“common stock”), plus the purchase of an additional $31,811,588 of shares of common stock in accordance with Rule 13e-4(f) of the Securities Exchange Act of 1934, as amended, which allows the Company to accept for purchase an additional number of shares not to exceed 2.0% of its outstanding shares of common stock.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per million dollars of the value of the transaction. A portion of this filing fee has already been paid.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$145,440	Filing Party:	DaVita Inc.
Form or Registration No.:	Schedule TO	Date Filed:	July 22, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 5 – Final Amendment (this “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on July 22, 2019, as amended and supplemented by Amendment No. 1 (“Amendment No. 1”), Amendment No. 2 (“Amendment No. 2”), Amendment No. 3 (“Amendment No. 3”) and Amendment No. 4 (“Amendment No. 4”) to the Tender Offer Statement on Schedule TO filed with the SEC on August 6, 2019, August 12, 2019, August 14, 2019 and August 19, 2019, respectively (as it may be further amended or supplemented from time to time, the “Schedule TO”), relating to the offer by DaVita Inc., a Delaware corporation (“DVA” or the “Company”), to purchase for cash up to $1.2 billion of shares (the “shares”) of its common stock, $0.001 par value per share (“common stock”), pursuant to (i) auction tenders at prices specified by the tendering shareholders of not less than $53.50 and not more than $61.50 per share, or (ii) purchase price tenders, in either case net to the seller in cash less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated July 22, 2019 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

Based on the final count by the depositary for the Offer, a total of 21,801,975 shares of common stock were validly tendered and not validly withdrawn at or below the price of $56.50 per share. DVA accepted all of these shares for purchase at the purchase price of $56.50 per share, for a total cost of $1,231,811,587.50, excluding fees and expenses related to the Offer, but including 563,037 shares that DVA accepted for repurchase in accordance with Rule 13e-4(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which allows the Company to accept an additional number of shares not to exceed 2.0% of its outstanding shares of common stock. The total of 21,801,975 shares accepted for payment represents approximately 13.6% of the Company’s total outstanding common stock as of August 21, 2019. The depositary for the Offer will promptly pay for the shares accepted for purchase pursuant to the Offer. Payment for shares purchased will be made in cash, without interest, but subject to applicable withholding taxes. This Amendment No. 5 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) and Rule 13e-4(d) under the Exchange Act.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 5. You should read this Amendment No. 5 together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

The Offer to Purchase is hereby amended and supplemented as follows:

Item 11. Additional Information

Item 11 is hereby amended and supplemented by adding the following:

“On August 22, 2019, DVA issued a press release announcing the final results of the Offer, which expired at 12:00 midnight, New York City time, at the end of the day on August 16, 2019. A copy of the press release is filed as Exhibit (a)(5)(E) hereto and is incorporated by reference herein.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(E) Press release dated August 22, 2019, announcing the final results of the tender offer.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

DAVITA INC.

By:	/s/ Joel Ackerman
Name:	Joel Ackerman
Title:	Chief Financial Officer and Treasurer

Dated: August 23, 2019

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EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)✓	Offer to Purchase, dated July 22, 2019.

(a)(1)(B)✓	Letter of Transmittal.

(a)(1)(C)✓	Notice of Guaranteed Delivery.

(a)(1)(D)✓	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 22, 2019.

(a)(1)(E)✓	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 22, 2019.

(a)(1)(F)✓	Summary Advertisement, dated July 22, 2019.

(a)(2)	Not Applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release issued July 22, 2019. (1)

(a)(5)(B)✓	Press release, dated July 22, 2019, announcing the commencement of the tender offer.

(a)(5)(C)✓✓	Press release, dated August 12, 2019, announcing that the financing condition has been satisfied.

(a)(5)(D)✓✓✓	Press release, dated August 19, 2019, announcing the preliminary results of the tender offer.

(a)(5)(E)✓✓✓✓	Press release, dated August 22, 2019, announcing the final results of the tender offer.

(b)(1)	Credit Agreement, dated as of June 24, 2014, by and among DaVita Inc., the guarantors party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, Barclays Bank PLC, and Wells Fargo Bank, National Association as Co-Syndication Agents, Bank of America, N.A., Credit Suisse AG, Goldman Sachs Bank USA, JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., and SunTrust Bank, as Co-Documentation Agents, Barclays Bank PLC, Wells Fargo Securities, LLC, Credit Suisse Securities (USA) LLC, Goldman Sachs Bank USA, J.P. Morgan Securities, LLC, Bank of America, N.A., Morgan Stanley Senior Funding, Inc., and SunTrust Robinson Humphrey, Inc. as Joint Lead Arrangers and Joint Bookrunners, The Bank of Nova Scotia, Credit Agricole Securities (USA) Inc., The Bank of Tokyo-Mitsubishi UFJ, Ltd., and Sumitomo Mitsui Banking Corporation, as Senior Managing Agents, HSBC Securities (USA) Inc., Fifth Third Bank, and Compass Bank as Managing Agents. (2)

(b)(2)	Amendment No. 1, dated as of November 21, 2018, to that certain Credit Agreement, dated as of June 24, 2014, by and among DaVita Inc., the guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and the other agents from time to time party thereto. (3)

(b)(3)✓	Commitment Letter, dated July 18, 2019, by and between DaVita Inc. and Wells Fargo Securities, LLC, Wells Fargo Bank, National Association, Credit Agricole Corporate and Investment Bank, JPMorgan Chase Bank, N.A., MUFG (as defined below), Bank of America, N.A., Barclays Bank PLC, Credit Suisse Loan Funding LLC (“CSLF”), Credit Suisse AG, Cayman Islands Branch, Goldman Sachs Bank USA, Morgan Stanley Senior Funding, Inc. and/or an affiliate, SunTrust Robinson Humphrey, Inc., SunTrust Bank, The Bank of Nova Scotia, and Sumitomo Mitsui Banking Corporation. “MUFG” is defined as MUFG Bank, Ltd., MUFG Union Bank, N.A., MUFG Securities Americas Inc. and/or any affiliates of Mitsubishi UFJ Financial Group, Inc. as determined to be appropriate to provide the services contemplated in the Commitment Letter.

(b)(4)	Credit Agreement, dated August 12, 2019, by and among DaVita Inc., certain subsidiary guarantors party thereto, the lenders party thereto, Credit Agricole Corporate and Investment Bank, JPMorgan Chase Bank, N.A. and MUFG Bank Ltd., as co-syndication agents, Bank of America, N.A., Barclays Bank PLC, Credit Suisse Loan Funding LLC, Goldman Sachs Bank USA, Morgan Stanley Senior Funding, Inc. and Suntrust Bank, as co-documentation agents, and Wells Fargo Bank, National Association, as administrative agent, collateral agent and swingline lender. (4)

(c)	None.

(d)(1)(A)*	Employment Agreement, effective July 25, 2008, between DaVita Inc. and Kent J. Thiry. (5)

(d)(1)(B)*	Amendment to Employment Agreement, effective December 31, 2014, by and between DaVita Inc. and Kent. J. Thiry. (6)

(d)(1)(C)*	Amendment Number Two to Employment Agreement, effective as of August 20, 2018, by and between DaVita Inc. and Kent J. Thiry. (7)

(d)(2)*	Employment Agreement, effective April 29, 2019, by and between Javier J. Rodriguez and DaVita Inc. (8)

(d)(3)*	Employment Agreement, effective February 21, 2017, by and between DaVita Inc. and Joel Ackerman. (9)

(d)(4)*	Employment Agreement, effective April 27, 2016, by and between DaVita HealthCare Partners Inc. and Kathleen A. Waters. (10)

(d)(5)*	Employment Agreement, effective September 22, 2005, by and between DaVita Inc. and James Hilger. (11)

(d)(6)*	Amendment to Employment Agreement, effective December 12, 2008, by and between DaVita Inc. and James Hilger. (12)

(d)(7)*	Second Amendment to Employment Agreement, effective December 27, 2012, by and between DaVita Inc. and James Hilger. (13)

(d)(8)*	Third Amendment to Employment Agreement, effective December 31, 2014, by and between DaVita Inc. and James Hilger. (6)

Exhibit Number	Description

(d)(9)*	Transition Agreement, dated as of July 31, 2018, by and between DaVita Inc. and James Hilger. (18)

(d)(10)*	Executive Incentive Plan (as Amended and Restated effective January 1, 2009). (14)

(d)(11)*	DaVita Inc. Severance Plan for Directors and Above. (6)

(d)(12)*	DaVita Inc. Non-Employee Director Compensation Policy. (8)

(d)(13)*	Amended and Restated DaVita Inc. 2011 Incentive Award Plan. (15)

(d)(14)*	Form of 2014 Long Term Incentive Program Stock Appreciation Rights Agreement under the DaVita Inc. 2011 Incentive Award Plan and Long-Term Incentive Program. (16)

(d)(15)*	Form of 2014 Long Term Incentive Program Restricted Stock Units Agreement under the DaVita Inc. 2011 Incentive Award Plan and Long-Term Incentive Program. (16)

(d)(16)*	Form of Stock Appreciation Rights Agreement-Board members (DaVita Inc. 2011 Incentive Award Plan). (17)

(d)(17)*	Form of Stock Appreciation Rights Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan). (18)

(d)(18)*	Form of Restricted Stock Units Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan) (17)

(d)(19)*	Form of Long-Term Incentive Program Award Agreement (For 162(m) designated teammates) (DaVita Inc. 2011 Incentive Award Plan). (13)

(d)(20)*	Form of Long-Term Incentive Program Award Agreement (DaVita Inc. 2011 Incentive Award Plan). (13)

(d)(21)*	Form of Stock Appreciation Rights Agreement-Board members (DaVita Inc. 2011 Incentive Award Plan). (18)

(d)(22)*✓	Form of Restricted Stock Units Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan).

(d)(23)*✓	Form of Performance Stock Units Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan).

(d)(24)*✓	Form of Stock Appreciation Rights Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan).

(d)(25)*✓	Form of Restricted Stock Units Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan).

(d)(26)*✓	Form of Performance Stock Units Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan).

(d)(27)*✓	Form of Stock Appreciation Rights Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan).

(d)(28)*✓	Restricted Stock Units Agreement, effective as of May 15, 2019, by and between DaVita and Kent Thiry.

(d)(29)*✓	Performance Stock Units Agreement, effective as of May 15, 2019, by and between DaVita and Kent Thiry.

(d)(30)*	Executive Chairman Agreement between Kent J. Thiry and DaVita Inc., dated as of April 29, 2019. (8)

(d)(31)	Form of 5.750% Senior Notes due 2022 and related Guarantee. (19)

(d)(32)	Indenture, dated August 28, 2012, by and among DaVita Inc., the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee. (19)

(g)	Not applicable.

(h)	Not applicable.

*	Management contract or executive compensation plan or arrangement

✓✓✓✓	Filed herewith

✓✓✓	Filed as an exhibit to Amendment No. 4

✓✓	Filed as an exhibit to Amendment No. 2

✓	Filed as an exhibit to the Schedule TO

(1)	Filed on July 22, 2019 as an exhibit to the Company’s Current Report on Form 8-K.

(2)	Filed on August 1, 2014 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.

(3)	Filed on November 26, 2018 as an exhibit to the Company’s Current Report on Form 8-K.

(4)	Filed on August 14, 2019 as an exhibit to the Company’s Current Report on Form 8-K.

(5)	Filed on July 31, 2008 as an exhibit to the Company’s Current Report on Form 8-K.

(6)	Filed on February 22, 2019 as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2018.

(7)	Filed on August 23, 2018 as an exhibit to the Company’s Current Report on Form 8-K.

(8)	Filed on May 7, 2019 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019.

(9)	Filed on February 24, 2017 as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.

(10)	Filed on May 2, 2017 as an exhibit to the Company’s Quarterly Report on 10-Q for the quarter ended March 31, 2017.

(11)	Filed on August 7, 2006 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2006.

(12)	Filed on February 27, 2009 as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008

(13)	Filed on March 1, 2013 as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.

(14)	Filed on June 18, 2009 as an exhibit to the Company’s Current Report on Form 8-K.

(15)	Filed on April 28, 2014 as Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A.

(16)	Filed on November 6, 2014 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014.

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Exhibit Number	Description

(17)	Filed on August 4, 2011 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011.

(18)	Filed on August 1, 2018 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018.

(19)	Filed on August 28, 2012 as an exhibit to the Company’s Current Report on Form 8-K.

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